# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortress Private Lending Fund, CIK 0001674168
CUSIP: 34966T107
Title of class of securities: Class I common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 08/20/2025
Filed by CIK 0001449433
Persons authorized to receive notices and communications: Erin E. Martin, Esq., 1111 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- APO Corp. (CIK 0002012136): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,424.4; sole dispositive power 0; shared dispositive power 7,207,424.4; aggregate amount beneficially owned 7,207,424.4 (23.6% of the class)
- AP Fresco Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,606,805.7; sole dispositive power 0; shared dispositive power 6,606,805.7; aggregate amount beneficially owned 6,606,805.7 (21.6% of the class); the aggregate amount excludes certain shares
- AP Fresco Aggregator GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,606,805.7; sole dispositive power 0; shared dispositive power 6,606,805.7; aggregate amount beneficially owned 6,606,805.7 (21.6% of the class); the aggregate amount excludes certain shares
- Apollo Principal Holdings B, L.P. (CIK 0001968376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,606,805.7; sole dispositive power 0; shared dispositive power 6,606,805.7; aggregate amount beneficially owned 6,606,805.7 (21.6% of the class); the aggregate amount excludes certain shares
- Apollo Principal Holdings B GP, LLC (CIK 0002011937): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,606,805.7; sole dispositive power 0; shared dispositive power 6,606,805.7; aggregate amount beneficially owned 6,606,805.7 (21.6% of the class); the aggregate amount excludes certain shares
- MAPS Equity Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- MAPS TopCo Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- MAPS Borrower, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo S3 Private Markets Fund (CIK 0001978024): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo S3 RIC Management, L.P. (CIK 0002027334): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Sliders Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management, L.P. (CIK 0001456421): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management GP, LLC (CIK 0001456419): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo Management Holdings, L.P. (CIK 0001449434): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares
- Apollo Management Holdings GP, LLC (CIK 0001449433): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 600,618.7; sole dispositive power 0; shared dispositive power 600,618.7; aggregate amount beneficially owned 600,618.7 (2% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, par value $0.01 per share
Name of issuer: Fortress Private Lending Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Comment: This Statement on Schedule 13D relates Class I common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Fortress Private Lending Fund, a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, New York, NY 10105.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by: (i) AP Fresco Aggregator, L.P. ("AP Fresco"); (ii) AP Fresco Aggregator GP, LLC ("AP Fresco GP"); (iii) Apollo Principal Holdings B, L.P. ("Principal B"); (iv) Apollo Principal Holdings B GP, LLC ("Principal B GP"); (v) MAPS Equity Holdings, LLC ("MAPS Equity"); (vi) MAPS TopCo Holdings, LLC ("MAPS TopCo"); (vii) MAPS Borrower, LLC ("MAPS Borrower");(viii) Apollo S3 Private Markets Fund ("Apollo S3"); (ix) Apollo S3 RIC Management, L.P. ("Apollo S3 RIC"); (x) Sliders Management GP, LLC ("Sliders Management"); (xi) Apollo Capital Management, L.P. ("Capital Management"); (xii) Apollo Capital Management GP, LLC ("Capital Management GP"); (xiii) Apollo Management Holdings, L.P. ("Management Holdings"); (xiv) Apollo Management Holdings GP, LLC ("Management Holdings GP"); and (xv) APO Corp. ("APO"). The foregoing are referred to herein collectively as the "Reporting Persons."

AP Fresco and MAPS Equity each hold securities of the Issuer and are principally engaged in the business of investment in securities.

AP Fresco GP serves as the general partner of AP Fresco. Principal B is the member of AP Fresco GP and Principal B GP is the general partner of Principal B.

MAPS TopCo is the sole member of MAPS Equity and MAPS Borrower is the sole member of MAPS TopCo. Apollo S3 is the member of MAPS Borrower. Apollo S3 RIC serves as the investment manager of Apollo S3. Sliders Management is the general partner of Apollo S3 RIC and Capital Management is the sole member of Sliders Management. Capital Management GP serves as the general partner of Capital Management. Management Holdings is the manager of Capital Management GP. Management Holdings GP serves as the general partner of Management Holdings.

APO is the sole member of each of Principal B GP and Management Holdings GP.
Residence or business address: The address of the principal office of each of the Reporting Persons is 9 West 57th Street, 41st Floor, New York, NY 10019.
Present principal occupation or employment: Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of APO Corp. as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Citizenship:
AP Fresco Delaware
AP Fresco GP Delaware
Principal B Delaware
Principal B GP Delaware
MAPS Equity Delaware
MAPS TopCo Delaware
MAPS Borrower Delaware
Apollo S3 Delaware
Apollo S3 RIC Delaware
Sliders Management Delaware
Capital Management Delaware
Capital Management GP Delaware
Management Holdings Delaware
Management Holdings GP Delaware
APO Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On July 17, 2025, the Issuer issued a capital call notice to certain investors that have committed to purchase Common Shares. Pursuant to such capital call notice, each of AP Fresco and MAPS Equity were obligated to make capital contribution of $165,000,000 and $15,000,000 respectively, and on August 20, 2025 the Issuer issued 6,606,805.7 Common Shares and 600,618.7 Common Shares to AP Fresco and MAPS Equity, respectively. The source of funds for such purchase was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the securities that are held by AP Fresco and MAPS Equity and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(a) by reference. The aggregate beneficial ownership of the Common Stock held by the Reporting Persons is as follows:

Sole Voting Power 0
Shared Voting Power 7,207,424.4
Sole Dispositive Power 0
Shared Dispositive Power 7,207,424.4

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 23.6%, based on a total of 30,501,210 shares of Common Stock outstanding as of August 20, 2025, as reported in the Issuer's Form 8-K filed on August 20, 2025.

Each of the entities listed above other than AP Fresco and MAPS Equity disclaims beneficial ownership of any shares of the ordinary shares owned of record by Offshore Investor, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the ordinary shares during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

On February 14, 2025, AP Fresco and MAPS Equity each entered into a subscription agreement with the Issuer whereby AP Fresco committed to purchase up to $165,000,000.00 of Common Shares, of which $165,000,000 representing 6,606,805.7 Common Shares, have been purchased as of the date hereof, and MAPS Equity committed to purchase up to $15,000,000.00 of Common Shares, of which $15,000,000, representing 600,618.7 Common Shares, have been purchased as of the date hereof. Pursuant to the subscription agreement, Common Shares will be purchased upon the Issuer's delivery of a capital drawdown notice to Offshore Investor. In addition, AP Fresco and MAPS Equity also agreed via a side letter that in the event either entity owns, controls or holds the power to vote 25% or more of the outstanding shares of the Issuer, AP Fresco and MAPS Equity forgo and waive any voting rights it has with respect to its Common Shares of the Issuer to the extent that the voting rights equal or exceed 25% of the voting rights of the shareholders of the Issuer. The parties also agreed to most favored nation protections and resale registration rights to the extent the Common Shares become listed for trading on a national securities exchange.

On April 1, 2025, AP Fresco entered into an agreement with the Issuer, which provided that in the event that AP Fresco owns, controls or holds the power to vote 5% or more of the Issuer's outstanding shares, AP Fresco foregoes and waives any voting rights it has in respect of the shares to the extent the voting rights of the equal or exceed 5% of the voting rights of the shareholders of the Issuer (the "waiver letter").

For purposes of the agreements described above, "voting rights" are those rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term "voting security" under the Investment Company Act of 1940 (the "1940 Act"). Matters that are presented to AP Fresco and MAPS Equity in connection with voting and consent rights afforded to the shareholders of the Issuer under the operative documents of the Issuer that do not constitute voting rights under the 1940 Act are not subject to the waiver.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement, side letter and the waiver letter set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement, the side letter and the waiver letter, which are filed as Exhibit A, Exhibit B and Exhibit C hereto, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form 10 filed on July 23, 2025).

Exhibit B: Side Letter dated February 14, 2025

Exhibit C: Waiver Letter dated April 1, 2025

Exhibit D: Joint Filing Agreement.

## Signatures
- APO Corp.: /s/ Jessica Lomm, Jessica Lomm, Secretary (08/27/2025)
- AP Fresco Aggregator, L.P.: Apollo Fresco Aggregator GP, LLC, General Partner (08/27/2025)
- AP Fresco Aggregator, L.P.: Apollo Principal Holdings B, L.P., Member (08/27/2025)
- AP Fresco Aggregator, L.P.: Apollo Principal Holdings B GP, LLC, General Partner (08/27/2025)
- AP Fresco Aggregator, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- AP Fresco Aggregator GP, LLC: Apollo Principal Holdings B, L.P., Member (08/27/2025)
- AP Fresco Aggregator GP, LLC: Apollo Principal Holdings B GP, LLC, General Partner (08/27/2025)
- AP Fresco Aggregator GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Principal Holdings B, L.P.: Apollo Principal Holdings B GP, LLC, General Partner (08/27/2025)
- Apollo Principal Holdings B, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- MAPS Equity Holdings, LLC: MAPS TopCo Holdings, LLC, Sole Member (08/27/2025)
- MAPS Equity Holdings, LLC: MAPS Borrower, LLC, Sole Member (08/27/2025)
- MAPS Equity Holdings, LLC: Apollo S3 Private Markets Fund, Member (08/27/2025)
- MAPS Equity Holdings, LLC: Apollo S3 RIC Management, L.P., Investment Manager (08/27/2025)
- MAPS Equity Holdings, LLC: Sliders Management GP, LLC, General Partner (08/27/2025)
- MAPS Equity Holdings, LLC: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- MAPS Equity Holdings, LLC: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- MAPS Equity Holdings, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- MAPS TopCo Holdings, LLC: MAPS Borrower, LLC, Sole Member (08/27/2025)
- MAPS TopCo Holdings, LLC: Apollo S3 Private Markets Fund, Member (08/27/2025)
- MAPS TopCo Holdings, LLC: Apollo S3 RIC Management, L.P., Investment Manager (08/27/2025)
- MAPS TopCo Holdings, LLC: Sliders Management GP, LLC, General Partner (08/27/2025)
- MAPS TopCo Holdings, LLC: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- MAPS TopCo Holdings, LLC: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- MAPS TopCo Holdings, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- MAPS Borrower, LLC: Apollo S3 Private Markets Fund, Member (08/27/2025)
- MAPS Borrower, LLC: Apollo S3 RIC Management, L.P., Investment Manager (08/27/2025)
- MAPS Borrower, LLC: Sliders Management GP, LLC, General Partner (08/27/2025)
- MAPS Borrower, LLC: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- MAPS Borrower, LLC: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- MAPS Borrower, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo S3 Private Markets Fund: Apollo S3 RIC Management, L.P., Investment Manager (08/27/2025)
- Apollo S3 Private Markets Fund: Sliders Management GP, LLC, General Partner (08/27/2025)
- Apollo S3 Private Markets Fund: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- Apollo S3 Private Markets Fund: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- Apollo S3 Private Markets Fund: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo S3 RIC Management, L.P.: Sliders Management GP, LLC, General Partner (08/27/2025)
- Apollo S3 RIC Management, L.P.: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- Apollo S3 RIC Management, L.P.: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- Apollo S3 RIC Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Sliders Management GP, LLC: Apollo Capital Management, L.P., Sole Member (08/27/2025)
- Sliders Management GP, LLC: Apollo Capital Management GP, LLC, General Partner (08/27/2025)
- Sliders Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Capital Management, L.P.: Apollo Capital Management, GP, LLC, General Partner (08/27/2025)
- Apollo Capital Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Capital Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (08/27/2025)
- Apollo Management Holdings, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)
- Apollo Management Holdings GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/27/2025)